Exhibit 10(a)

Alcoa 390 Park Avenue New York, New York 10022 USA Alain J.P. Belda Chairman and Chief Executive Officer

March 19, 2008

Mr. J. Michael Schell

336 Central Park West, #4A

New York, NY 10025

Dear Mike:

I am pleased to confirm the offer we discussed for you to join Alcoa as Executive Vice President – Business Development and Law reporting to the Chairman and CEO. In this capacity, you will be elected an Officer of the Company and your office will be located in New York City. The total compensation package offered carries an annual targeted cash value of $1,200,000, as well as substantial additional long-term compensation opportunities and includes the following components:

•	Monthly salary $50,000 ($600,000 annualized). Salaries are paid on a monthly basis. Your salary shall not be decreased without your express written consent.

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For each fiscal year during your employment, you will have an annual opportunity for variable cash compensation of 100% of base salary in effect for such year for a full year if targets are met. This target annual bonus opportunity shall not be decreased without your express written consent. The total opportunity for exceptional performance is 200% of base salary. For 2008, you will be guaranteed a full year’s bonus with a minimum payout of $600,000. If your employment is terminated other than for Cause (as such term in defined in Alcoa Inc. Change in Control Severance Plan adopted as of January 11, 2002 and in effect as of the date of this offer letter (“CIC Severance Plan”)) or you resign for Good Reason under the CIC Severance Plan or you die or become permanently disabled after the end of the performance period but before the bonuses have been paid for such year, you shall be entitled to payment of your earned but unpaid bonus.

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You will be eligible for an annual stock award grant as part of the normal grant cycle starting in January, 2009. Your stock award grant will be based on the guidelines for executives at your level and will be subject to the provisions of the plan at the time of grant; provided that your award shall be no less than the midpoint for executives at your level and will take into account the representations that the value of this award would be in the range of $1,050,000. Under the current plan design, the midpoint of the 2008 guideline for executives at your level was 28,500 awards. Dividend Equivalents are paid on the Stock Awards during the vesting period.

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You will also be eligible to participate in the Performance Share Plan as part of the normal grant cycle starting in January, 2009. Your performance share grant will be based on the guidelines for executives at your level and will be subject to the provisions of the plan at the time of grant; provided that your award shall be no less than the midpoint for executives at your level and will take into account the representations that the value of this award would be in the range of $1,050,000. The midpoint of the 2008 guideline for executives at your level was 28,500 performance shares. Under the current plan design, you will have the ability to earn 0 to 200% of the grant amount depending on one year company Return on Capital performance relative to a selected external peer group. The actual performance shares earned will vest upon the third anniversary from the date of grant. Dividend Equivalents are paid on the Performance Shares during the three-year vesting period.

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On your hire date, you will be granted a special, one-time equity grant in the form of Stock Awards (i.e., restricted stock units) with a grant value of $2,500,000. This award will vest on the third anniversary of your hire date. You will receive Dividend Equivalents on the Stock Awards during the vesting period. Should you be terminated for other than Cause (as defined in the CIC Severance Plan), should your employment be terminated by you for Good Reason pursuant to the CIC Severance Plan, should you die or should the Board of Directors of Alcoa or the Committee administering the equity plan cancel this award (or any portion thereof) other than because your employment has been terminated for Cause (as defined in the CIC Severance Plan) or because you have violated the non-compete in the executive severance agreement, the grant will be cancelled and a cash equivalent will be paid based on the equity value on the date of termination, which amount shall be paid to you (or your estate) within 30 days of your termination date. In the event of your permanent disability, the grant will be cancelled and a pro-rata cash equivalent will be paid based on the equity value on the date of termination (i.e., you will be paid the cash equivalent value of the award determined by multiplying such value by a fraction, the numerator of which is the number of days you have worked for Alcoa and the denominator of which is 1095), with such amount paid to you within 30 days of your termination date. Upon vesting, freely tradeable shares shall be delivered to you promptly, but in no event more than 30 days following the vesting date. Once vested or once the cash equivalent becomes due to you hereunder, this award is not subject to forfeiture for any reason.

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You will be paid a $1,000,000 cash sign-on bonus on your first day of employment subject to all required tax withholdings. Should you voluntarily resign (other than for Good Reason pursuant to the CIC Severance Plan or upon death or disability) within three years of receipt of this payment you agree to reimburse Alcoa pro-rata on an after-tax basis for the time after your date of termination not worked within three years of hire. For purposes of this repayment obligation, Alcoa agrees that the after-tax value to you of this payment is $525,000.

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You will be granted an individual deferred compensation amount of $1,000,000 on your first day of employment, and annually on your hire anniversary thereafter. Each grant will be deposited into your account in Alcoa’s Deferred Compensation Plan and each grant will vest (including any change in value from investment) on the earlier of the third anniversary of the grant date or age 66. In the event that Alcoa terminates you for other than Cause (as defined in the CIC Severance Agreement) or you resign for Good Reason pursuant to the CIC Severance Plan, any unvested grants (including any change in value from investment) will become fully vested as of your termination date. In the event of your death or permanent disability, a pro-rata amount (including any change in value from investment) will be vested on your termination date based on time worked in the grant period (i.e., multiplying the value of the annual deferred compensation award (plus any change in value from investment) on the date of termination by a fraction, the numerator of which is the number of days you worked from the grant date to your termination date and the denominator of which is the number of days from the grant date to the original vesting date). Once vested, your deferred compensation awards shall be paid in accordance with your election form.

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You will be eligible for Alcoa benefit, perquisite and other compensatory awards and accommodations pursuant to Alcoa’s plans, programs, policies and other agreements, including medical, life insurance, and disability (details will be provided separately), on a basis no less favorable to you than provided any other senior executive of Alcoa (excluding the CEO and the current COO (but not any other COO)).

•	You will be eligible to receive Alcoa contributions for your future from these programs:

•	Annually, 3% company contributions of your base pay and annual incentive;

•	Annually, a 401(k) savings plan match of your savings dollar-for-dollar up to 6% of your base pay

•	You will be eligible for five weeks of vacation per year.

•	Your position will be covered under Alcoa’s Change in Control provisions, including, without limitation, the CIC Severance Plan. In this regard, we confirm that you have been designated a Tier II Employee for purposes of the CIC Severance Plan.

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As of the date of your election as an officer, you will be covered by Alcoa’s By-laws and Charter (see attachment). The Indemnity Agreement will remain in effect until suits can no longer be brought against you as a matter of law.

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You will be entitled to the attached executive separation agreement which must be signed and returned to be effective. Alcoa agrees to execute such executive separation agreement immediately upon receipt of your signed agreement. The entitlements due to you in this offer letter upon a termination other than for Cause, a resignation by you for Good Reason pursuant to the CIC Severance Plan or upon death or disability shall be in addition to any payments due to you under the executive separation agreement. In addition, upon any termination of employment, you shall be entitled to any rights, payments or entitlements under any applicable plan, policy, program or arrangement of, or other agreement with, Alcoa (without duplication of any benefit or payment on a benefit-by-benefit or payment-by-payment basis).

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Alcoa will pay to your legal counsel the reasonable costs associated with the fees and disbursements for legal counsel on your behalf associated with the negotiation of your employment agreement and related documents with Alcoa, Inc.

Alcoa intends to provide the payments, benefits and entitlements in this offer letter to you in a manner which does not impose any additional taxes, interests or penalties on you or such compensation under Section 409A of the Internal Revenue Code of 1986, as amended from time to time and its implementing regulations (“Section 409A”). In addition, notwithstanding anything to the contrary in this offer letter or elsewhere, if you are a “specified employee” as determined pursuant to Section 409A as of the date of your “separation from service” (within the meaning of Final Treasury Regulation 1.409A-1(h)) and if any payment or benefit provided for in this offer letter or otherwise both (x) constitutes a “deferral of compensation” within the meaning of Section 409A and (y) cannot be paid or provided in the manner otherwise provided without subjecting you to “additional tax”, interest or penalties under Section 409A, then any such payment or benefit that is payable during the first six months following your “separation from service” shall be paid or provided to you on the first business day of the seventh calendar month following the month in which your “separation from service” occurs. In addition, any payment or benefit due upon a termination of your employment that represents a “deferral of compensation” within the meaning of Section 409A shall only be paid or provided to you once your termination of employment qualifies as a “separation from service”. Finally, amounts or benefits payable under this offer letter shall be deemed not to be a “deferral of compensation” subject to Section 409A to the extent provided in the exceptions in Treasury Regulation Sections 1.409A-1(b)(4) (“short-term deferrals”) and (b)(9) (“separation pay plans,” including the exception under subparagraph (iii)) and other applicable provisions of Treasury Regulation Section 1.409A-1 through A-6.

You must do the following upon your hire date or shortly thereafter:

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Signing an Employment Agreement when you report to work (see attachment). In the event of a conflict between the Employment Agreement and this offer letter, this offer letter shall control and, in this regard, the Employment Agreement does not supersede this offer letter. In addition, upon termination of employment you shall be permitted to retain your personal papers, rolodexes, information relating to your compensation and materials you reasonably believe are necessary for your tax purposes.

•	In addition, you are subject to the stock ownership guidelines for employees at your level (currently 50,000 shares). You will have five years to achieve the required share ownership level.

This offer is binding on Alcoa as of the date first written above and irrevocable unless you fail to return an executed version of this offer to Alcoa by the close of business on March 21, 2008. In the event of termination of your employment, you shall not be required to mitigate damages by seeking other employment and there shall be no offset or recoupment against any payments, entitlements or benefits due to you hereunder or otherwise on account of any subsequent employment or on account of any claims Alcoa or any affiliate may have against you. This offer letter shall inure to and be binding upon you and Alcoa and your heirs and the successors and assign of both parties. In the event of a conflict between this offer letter and any other plan, policy, program or arrangement of, or agreement with, Alcoa, this offer letter shall control. This offer letter cannot be waived, amended or terminated unless done so in a written agreement specifically referencing the action being taken and signed by the party (or parties) against whom it is being enforced.

We believe that you have the leadership and experience to make a significant contribution to the success of our company. To accept our offer, simply sign and date the bottom of this letter and return it to me. If you have any questions, please feel free to call me at (212) 836-2670.

I look forward to receiving your signed letter and to working with you to achieve our goals. We expect your assignment to be both challenging and rewarding. Welcome to Alcoa!

Sincerely,

/s/ Alain J. P. Belda
Alain J. P. Belda Chairman and Chief Executive Officer Alcoa, Inc.

Attachment

I, J. Michael Schell, am pleased to accept your offer of employment for the position of Executive Vice President – Business Development and Law, per the date of this letter.

I would like my start date with Alcoa to be: Later of May 1, 2008 or such date that is consistent with my obligations to my current employment but in no event later than 95 days after the date I accept this offer letter.

Accepted by:	Date:

/s/ J. Michael Schell	March 19, 2008
J. Michael Schell